MTS Announces Full Year and Fourth Quarter 2011 Financial Results

MTS Reports Operating profit of $400,000 and positive operating cash flow of 1.1 Million for the Full Year

Ra’anana, Israel –March 22, 2012 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced its financial results for the fourth quarter and the year ended December 31, 2011.

Revenues for the year ended December 31, 2011 were $12.0 million, compared with revenues of $11.6 million in 2010. Revenues for the fourth quarter of 2011 were $3.2 million, compared with revenues of $3.0 million in the fourth quarter of 2010.

Net income for year ended December 31, 2011 was $387,000, or $0.09 per diluted share, compared with net income of $176,000, or $0.04 per diluted share for 2010. Net income for year ended December 31, 2011 was negatively affected by legal expenses and settlement costs of approximately $640,000 relating to an alleged patent infringement claim. No additional litigation expenses associated with this claim are expected to be incurred in 2012.

Net loss for the fourth quarter of 2011 was $201,000, or $0.05 per diluted share, compared with, net income of $117,000 or $0.03 per diluted share in the fourth quarter of 2010. Net loss for the fourth quarter of 2011 was mainly the result of a lump sum payment made in connection with a settlement relating to an alleged patent infringement as well as a loss relating to our discontinued operations in Brazil.

As of December 31, 2011, we had cash and marketable securities of $3.4 million as compared to $2.3 million as at December 31, 2010. During the year ended December 31, 2011 we had positive operating cash flow of $1.1 million, as compared to a $71,000 used by operating activity during the year ended December 31, 2010.

“MTS has made sustained changes in its operations by reducing operating expenses and we are seeking new business opportunities. The results of this process are reflected in the Company’s improved cash position and financial results,” said Eytan Bar, CEO of MTS.

“The Company continues to develop Telecom Expense Management opportunities through partners and existing customers. In addition, the Company’s Billing and Mobile Virtual Network Operator’s (MVNO) activity has grown both as a licensed offering and as a managed service. We are looking forward to improve both our top and bottom line performance," concluded Mr. Bar.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications’ expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, MTS’s Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

AnchorPoint TEM solutions enable enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The AnchorPoint software, consulting and managed services solutions -- including integrated Invoice, Asset, and Usage Management and Business Analytics tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scaleable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and The Netherlands as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

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CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2011	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,269	$2,124
Restricted cash	45	-
Restricted marketable securities	127	147
Trade receivables, net	854	1,251
Other accounts receivable and prepaid expenses	88	174
Inventories	5	17

Total current assets	4,388	3,713

LONG-TERM ASSETS:
Severance pay fund	619	798
Other investments	6	4
Deferred income taxes	31	33

Total long-term assets	656	835

PROPERTY AND EQUIPMENT, NET	161	165

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	1,050	1,415

Total other assets	4,529	4,894

Total assets	$9,734	$9,607

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CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2011	2010
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$326	$305
Accrued expenses and other liabilities	2,354	2,085
Deferred revenues	2,025	2,452
Liabilities of discontinued operations	435	351

Total current liabilities	5,140	5,193

LONG-TERM LIABILITIES -
Accrued severance pay	762	1,051

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	13	13
Additional paid-in capital	19,773	19,676
Treasury shares	(29)	(29)
Accumulated other comprehensive income	(19)	(4)
Accumulated deficit	(15,906)	(16,293)

Total shareholders' equity	3,832	3,363

Total liabilities and shareholders' equity	$9,734	$9,607

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CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three months ended December 31,
	2011	2010	2011	2010
Revenues:
Product sales	$3,828	$4,409	$895	$1,126
Services	8,175	7,230	2,264	1,890

Total revenues	12,003	11,639	3,159	3,016

Cost of revenues:
Product sales	1,105	1,508	269	312
Services	2,836	2,693	854	559

Total cost of revenues	3,941	4,201	1,123	871

Gross profit	8,062	7,438	2,036	2,145

Operating expenses:
Research and development, net of grants from the OCS	1,909	1,547	464	447
Selling and marketing	1,905	2,584	440	707
General and administrative	3,847	3,016	1170	747

Total operating expenses	7,661	7,147	2,074	1,901

Operating profit (loss)	401	291	(38)	244
Financial income (expenses), net	2	-	(77)	(25)
Capital gain on sale of investment in affiliate	78	-	-	-

Income (loss) before taxes on income	481	291	(115)	219
Tax on income	10	47	2	(34)

Net income (loss) from continuing operations	$471	$244	$(117)	$185
Net loss from discontinued operations	(84)	(68)	(84)	(68)
Net income (loss)	$387	$176	$(201)	$117

Basic and diluted net income (loss) per Ordinary share	$0.09	$0.04	$(0.05)	$0.03

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	4,459,057	4,459,057	4,459,057	4,459,057

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